                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934







(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

       For the fiscal year ended        December 31, 2000
                                        -----------------------

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

       For the transition period from                  to
                                          ------------     ------------

                         Commission file number 1-14537
                                               ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Lodgian Inc., 401 (k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Lodgian Inc., 3445 Peachtree Road N.E., Suite 700, Atlanta, GA 30326

                              REQUIRED INFORMATION



1.      Audited financial statements of the Plan including:

        a. Audited Statements of Net Assets Available for Benefits - Exhibit 1 December 31, 2000 and 1999

        b. Audited Statements of Changes in Net Assets Available      Exhibit I
           for Benefits for the year ended December 31, 2000.











                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             Lodgian, Inc., 401 (k) Plan
                                             ----------------------------------


Date      August 24, 2001                    /s/ Karyn A. Gutierrez
          ---------------------------        ----------------------------------
                                             Karyn A. Gutierrez
                                             Executive Vice President and Chief
                                             Operating Officer

                                                                      EXHIBIT 1

LODGIAN, INC. 401(K) PLAN

(FORMERLY SERVICO, INC. 401(K) PLAN)


Financial Statements and Schedules
as of December 31, 2000 and 1999
Together With Auditors' Report

                            LODGIAN, INC. 401(K) PLAN

                      (FORMERLY SERVICO, INC. 401(K) PLAN)


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2000 AND 1999






                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits--December 31, 2000 and 1999

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i--Assets (Held at End of Year)-- December 31, 2000

         Schedule II: Schedule H, Line 4j--Reportable Transactions for the Year
                      Ended December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Plan Administrator of
Lodgian, Inc. 401(k) Plan
(Formerly Servico, Inc. 401(k) Plan):

We have audited the accompanying financial statements and supplemental schedules of LODGIAN, INC. 401(K) PLAN (formerly Servico, Inc. 401(k) Plan) as of December 31, 2000 and 1999 and for the years then ended, as listed in the accompanying table of contents. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and schedules were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2000 and the schedule of reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen, LLP

Atlanta, Georgia
August 13, 2001

                            LODGIAN, INC. 401(K) PLAN

                      (FORMERLY SERVICO, INC. 401(K) PLAN)


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999

                              (MODIFIED CASH BASIS)









                                              2000            1999
                                          ----------      ----------
INVESTMENTS, AT FAIR MARKET VALUE         $9,640,907      $9,935,382

CASH                                          19,711              97
                                          ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS         $9,660,618      $9,935,479
                                          ==========      ==========



        The accompanying notes are an integral part of these statements.

                            LODGIAN, INC. 401(K) PLAN

                      (FORMERLY SERVICO, INC. 401(K) PLAN)


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                              (MODIFIED CASH BASIS)









INTEREST AND DIVIDEND INCOME                        $  202,960
                                                    ----------
NET DEPRECIATION OF INVESTMENTS                       (604,055)
                                                    ----------
CONTRIBUTIONS:
    Employer                                           548,785
    Participant                                      1,848,697
    Rollovers                                          345,995
                                                    ----------
              Total contributions                    2,743,477
                                                    ----------
DISTRIBUTIONS TO PARTICIPANTS                       (2,395,113)
                                                    ----------
ADMINISTRATIVE EXPENSES AND OTHER                     (222,130)
                                                    ----------
NET DECREASE                                          (274,861)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                9,935,479
                                                    ----------
    End of year                                     $9,660,618
                                                    ==========



         The accompanying notes are an integral part of this statement.

                            LODGIAN, INC. 401(K) PLAN

                      (FORMERLY SERVICO, INC. 401(K) PLAN)


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2000 AND 1999

                              (MODIFIED CASH BASIS)




1.       DESCRIPTION OF THE PLAN

         The following is a brief description of Lodgian, Inc. 401(k) Plan (the "Plan"). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan adopted by Servico, Inc., effective July 1, 1984, covering all eligible employees of Lodgian, Inc. (the "Company" or "Lodgian"), as defined by the Plan. Servico, Inc. and Impac Hotel Group LLC ("Impac") combined their respective businesses through a series of corporate mergers, the result of which Servico, Inc. and Impac became wholly owned subsidiaries of Lodgian, effective December 11, 1998. Effective January 1, 1999, Lodgian assumed sponsorship of the Plan. Accordingly, the name of the Plan changed from Servico, Inc. 401(k) Plan to the Lodgian, Inc. 401(k) Plan. Also effective January 1, 1999, the Impac 401(k) Plan merged into the Plan.

         An eligible employee, as defined, is allowed to participate in the Plan on the January 1 or July 1 coincident with or immediately following the attainment of age 21, the completion of six months of employment, and 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         CONTRIBUTIONS

         Participants may contribute up to 10% of pretax annual compensation, as defined by the Plan. The Company may elect to make a matching contribution ("base match") which will equal a certain percentage of the participant's contribution for the year. The base match is made on an annual basis and is allocated to the participant's account in the Company's common stock. The Company may also elect to make a bonus matching contribution equal to a percentage of the participant's contributions invested in company stock. The bonus match is allocated to the participant's account as of the end of the year following the year in which the contributions were made and invested in company stock, provided the participant leaves his/her contributions invested in company stock until then. Total company contributions are limited to 10% of the participant's annual compensation. Participants are eligible for the Company's contributions if he/she is employed as of the last day of the respective plan year, except if the participant's employment terminated due to retirement, disability, or death, and have completed one year of service. The Company's board of directors approved company contributions of $436,447 for the year ended December 31, 2000.

         Contributions are subject to certain Internal Revenue Code ("IRC") limitations.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, an allocation of the Company's contributions, and the investment income (loss) of the Plan for the plan year. Investment income (loss) of the Plan is allocated to the participants' accounts in proportion to their respective account balances.

         VESTING

         Participants are fully vested in their contributions and the earnings thereon.

         Participants are vested ratably in the Company's contributions beginning with 20% vesting upon completion of three years of service and reaching 100% vesting upon completion of seven years of service.

         INVESTMENT OPTIONS

         Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of publicly traded mutual funds, a common collective trust fund, and company stock. Under the terms of the Plan, company contributions are invested in company stock.

         FORFEITURES

         Amounts forfeited by participants who are terminated from the Plan prior to being 100% vested are used to either reduce future administrative expenses or company contributions at the discretion of the Company. For the year ended December 31, 2000, forfeited accounts of $149,482 were utilized to reduce administrative expenses. Total forfeited balances as of December 31, 2000 and 1999 were $71,775 and $130,581, respectively.

         DISTRIBUTIONS TO PARTICIPANTS

         Upon termination of service, a participant or his/her beneficiary may elect to receive a distribution of 100% of the participant's vested account balance. If a participant terminates due to death or retirement, distribution of his/her account may begin as soon as practicable. The forms of benefit payments under the Plan are a lump sum, installments over a period of years, or an annuity purchase, at the election of the participants.

         ADMINISTRATIVE EXPENSES

         All usual and reasonable costs of administering the Plan are paid by the Plan.

         LOANS TO PARTICIPANTS

         A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to 60 months, unless the loan is utilized to acquire a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the loan.

         PLAN TERMINATION

         The Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan. In the event of plan termination, participants will become fully vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under the modified cash basis, participant and company contribution receivables, as well as refunds of contributions, as a result of limitations under the IRC, and accrued income were not recorded in the accompanying financial statements.

         INVESTMENT VALUATION

         Securities traded on national securities exchanges are valued at the closing price on the last day of the plan year; investments traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price.

         Net realized gains (losses) and unrealized (depreciation) appreciation is recorded in the accompanying statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments.

         Net depreciation in fair value of investments for the year ended December 31, 2000 is as follows:


                          Mutual funds                      $ 219,849
                          Lodgian, Inc. common stock         (823,904)
                                                            ---------
                                                            $(604,055)
                                                            =========

         Security transactions are accounted for on the trade date.

         Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for benefits. The fair value of the Company's common stock decreased from $3.3125 per share on December 29, 2000 to $0.43 per share on August 13, 2001. In addition, the Company has been notified by the New York Stock Exchange (the "Exchange") that it is not in compliance with the Exchange's continuing listing requirements because the average closing price of the Company's stock was less than the $1.00 per share limit over a consecutive 30 trading-day period. The Company is considering actions that may be taken in order to bring itself into compliance with the Exchange's requirements. The Company believes that it has until its annual shareholders' meeting in 2002 to remedy this lack of compliance.


3.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 2000 that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of the financial statement dates.

  4.     SIGNIFICANT INVESTMENTS

         Individual investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

                                                              2000            1999
                                                           ----------      ----------
               Dodge & Cox Balanced Fund                   $3,752,008      $4,029,498
               SEI Stable Asset Fund                          972,514         963,242
               SSgA Funds--S&P 500 Index Fund               2,009,668       2,161,613
               Company stock                                2,162,569       2,274,045

         Information about the net assets and the significant components of the changes in net assets relating to the company common stock (nonparticipant-directed) as of December 31, 2000 and for the year then ended is as follows:


               Net assets:
                   Common stock                                            $ 2,162,569
                                                                           -----------

               Changes in net assets:
                   Employer contributions                                  $   548,785
                   Participant contributions                                   470,140
                   Net depreciation in fair value                             (823,904)
                   Distributions to participants                              (323,002)
                   Administrative expenses                                     (63,799)
                   Net transfer to other investment options                     80,304
                                                                           -----------
                                                                           $  (111,476)
                                                                           ===========


5.       CONTINGENCIES

         The Impac 401(k) Plan, which merged into the Plan effective January 1, 1999, did not pass the nondiscrimination test described in Section 401(k)(3)(A)(ii) of the IRC for 1998. The Company is currently in the process of exploring alternatives to correct this situation, as permitted under Internal Revenue Procedure 2001-17. The possible corrective actions could include an additional employer contribution to the Plan, which would be funded by the Company from general corporate funds, the total amount of which is estimated to be approximately $54,000 plus earnings calculated from January 1, 2000 through the date of the contribution. However, it is not possible to identify the specific method of correction, the exact dollar amount of the required contribution, the effect on participants, or any other possible effects on the Plan as a result of this matter.

         The Impac 401(k) Plan has not been audited as of December 31, 1998 and 1997 and for the years then ended, as required by ERISA. The Company communicated and is attempting to satisfactorily resolve this matter with the Department of Labor. However, there are no assurances in this regard. In addition, it is not possible at this time to identify the impact that this matter will have on the Plan.

                                                                      SCHEDULE I




                            LODGIAN, INC. 401(K) PLAN

                      (FORMERLY SERVICO, INC. 401(K) PLAN)


                SCHEDULE H, LINE 4I--ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000

                              (MODIFIED CASH BASIS)



     IDENTITY OF ISSUER, BORROWER,         DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,                         CURRENT
     LESSOR, OR SIMILAR PARTY             RATE OF INTEREST, COLLATERAL, AND PAR OR MATURITY VALUE         COST           VALUE
----------------------------------        ----------------------------------------------------------     -------     --------------
*  STATE STREET BANK                      American Century Equity Growth Fund, 13,204 shares                  (a)      $   287,465
                                          Managers International Equity Fund, 2,813 shares                    (a)          138,985
                                          SSgA Funds--S&P 500 Index Fund, 92,102 shares                       (a)        2,009,668
                                          Royce Total Return Fund, 10,418 shares                              (a)           80,954
                                          Strong Funds Corporate Bond Fund, 2,708 shares                      (a)           28,520
                                          Dodge & Cox Balanced Fund, 59,161 shares                            (a)        3,752,008
                                          SEI Stable Asset Fund, 972,514 shares                               (a)          972,514
                                          Federated Automated Cash Management Trust, 16,192 shares            (a)           16,192

*  LODGIAN, INC.                          Common stock, 652,851 shares                                $3,897,357        2,162,569

*  PARTICIPANT LOANS                      Interest rates range from 10.25% to 11.5%                           (a)          192,032
                                                                                                                        ----------
                                                                                                                        $9,640,907
                                                                                                                        ==========


                        *Represents a party in interest.

                            (a) Participant-directed.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                            LODGIAN, INC. 401(K) PLAN

                      (FORMERLY SERVICO, INC. 401(K) PLAN)


                  SCHEDULE H, LINE 4J--REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000






                                                   TOTAL NUMBER    TOTAL NUMBER     TOTAL VALUE OF    TOTAL VALUE OF      NET
       IDENTITY OF PARTY    DESCRIPTION OF ASSET    OF PURCHASES      OF SALES         PURCHASES          SALES           GAIN
       -----------------    --------------------   -------------   ------------     ---------------   ----------------    ----
*     LODGIAN, INC.             Common stock             42             20              $444,670         $205,162        $67,373










                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.